3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

John M. Ford
direct dial: 215.981.4009
direct fax: 215.981.4750
fordjm@pepperlaw.com

October 21, 2016

Via EDGAR Correspondence

Division of Investment Management
Office of Disclosure and Review

U.S. Securities and Exchange Commission 100 F Street NE

Washington, DC 20549

Attn: Megan F. Miller, SEC Accountant

Re:	Oak Associates Funds
File Nos. 333-42115 and 811-08549

Dear Ms. Miller:

     On behalf of Oak Associates Funds (the “Trust”), this letter is being filed with the Commission via EDGAR Correspondence to respond to oral comments provided by you on October 3, 2016, in connection with the Commission staff’s (“Staff”) review of the annual report of the Trust as of October 31, 2015 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

     The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trust’s annual report in italicized text followed by the Trust’s response to each comment.

*     *     *

     1. In subsequent reports to shareholders, under the Management Discussion of Fund Performance section for each series of the Trust, please include a footnote referencing the reader to the Financial Highlights for more recent expense ratio information.

Philadelphia		Boston	Washington, D.C.		Los Angeles	New York	Pittsburgh
Detroit	Berwyn		Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Response: Subsequent reports to shareholders will reflect the Staff’s comment.

     2. With respect to the Notes to Financial Statements section, Note 8. Federal Income Taxes and Tax Basis Information does not clearly differentiate between capital loss carryforwards that are available to offset future realized capital gains through an indicated expiration date, and capital loss carryforwards that may be carried forward indefinitely and applied against future capital gains. In subsequent annual reports to shareholders, please explain that with respect to the latter, capital loss carryforwards may be carried forward indefinitely.

Response: On a going forward basis, the references to capital loss carryforwards in the Notes to Financial Statements will differentiate between the expiration timeframes with respect to capital loss carryforwards with an expiration date and those for which an expiration is indefinite.

     3. Please confirm to the Staff that no series of the Trust has engaged in transactions under Rule 17a-7 of the Investment Company Act of 1940, as amended (the “1940 Act”) during the fiscal year presented in the report.

Response: Confirmed.

     4. White Oak Select Growth Fund is identified as a “diversified company” as such term is defined in section 5(b)(1) of the 1940 Act. Based on the Staff’s review of the Fund’s schedule of investments, the Fund appears to have operated as a non-diversified company as of October 31, 2015. Please confirm that the Fund satisfied the requirements of section 5(b)(1). Please affirm that the Fund will not operate as a non-diversified company without the prior approval of shareholders.

Response: The Fund does not intend to operate other than as a diversified company. Pursuant to section 5(c), compliance with section 5(b)(1) is measured at the time of acquisition of investments. Fund management has confirmed that the variation in percentages of the Fund’s holdings were attributable to market fluctuation of various portfolio investments, rather than acquisitions in excess of the limits set forth in section 5(b)(1). The Fund acknowledges the Staff’s position, and affirms that the Fund will not operate as a non-diversified company without the prior approval of shareholders.

*     *     *

We trust that this response addresses the Staff’s comments.

If you have any further questions, please contact the undersigned at 215.981.4009.

Sincerely,
/s/ John M. Ford
John M. Ford
Partner

JMF

cc: Charles A. Kiraly, President, Oak Associates Funds

Margaret L. Ballinger, Chief Compliance Officer, Oak Associates Funds